EXHIBIT 22.1
List of Parent and Subsidiary Guarantors

The below chart lists the parent and subsidiary guarantors of Rayonier, L.P.’s 2.75% Senior Notes due 2031 as of March 31, 2022, including those that may no longer be subject to reporting as provided by Regulation S-X Rule 13-01:

Entity	Jurisdiction of Formation	Registered Security	Guarantor Status
Rayonier Inc.	North Carolina	Senior Notes	Joint and Several, Fully and Unconditionally
Rayonier TRS Holdings Inc.	Delaware	Senior Notes	Joint and Several, Fully and Unconditionally